SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 1998

     Commission File Number 333-81577

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Taubman Company and Related Entities Employee Retirement Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills, Michigan 48303-0200.

   THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN




                          Financial Statements for the
                     Years Ended December 31, 1998 and 1997,
        Supplemental Schedules for the Year Ended December 31, 1998, and
                          Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN






TABLE OF CONTENTS

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 1998 AND 1997:

     Statement of Net Assets Available for Benefits                        2
     Statement of Changes in Net Assets Available for Benefits             3
     Notes to Financial Statements                                        4-9

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
     DECEMBER 31, 1998:

     Item 27a - Schedule of Assets Held for Investment Purposes           10
     Item 27d - Schedule of Reportable Transactions                       11

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-----------------------------------

Detroit, Michigan
May 26, 1999

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 31
                                                 ---------------------
                                                 1998             1997
                                                 ----             ----


ASSETS:
    Investments  (Note 3):
         Fixed income contracts               $ 22,621,751      $20,059,311
         Equity funds                            1,508,615        1,181,954
         Registered Investment Companies        80,426,140       67,153,183
         Participant loans                       3,219,327        3,211,115
                                              ------------      -----------
                   Total                      $107,775,833      $91,605,563

    Receivables from employer                      647,969          626,158
                                              ------------      -----------


NET ASSETS AVAILABLE
   FOR BENEFITS                               $108,423,802      $92,231,721
                                              ============      ===========


See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                            Years Ended December 31
                                            -----------------------
                                            1998               1997
                                            ----               ----

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                 $ 92,231,721       $ 77,362,416
                                         ------------       ------------


ADDITIONS  (Note 4):
   Basic employee contributions          $  3,664,369       $  3,664,027
   Employer contributions                   2,682,204          2,491,788
   Investment income                        5,714,263          5,242,080
   Net appreciation in fair value
      of investments                       10,526,720          9,602,397
   Loan interest income                       278,514            268,858
                                         ------------       ------------
       Total additions                   $ 22,866,070       $ 21,269,150

DEDUCTIONS -
   Benefit payments and withdrawals      $  6,673,989       $  6,399,845
                                         ------------       ------------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                       $108,423,802       $ 92,231,721
                                         ============       ============



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

1.   THE PLAN

     The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan has been amended and restated several times, the latest amendment being October 1, 1997, to comply with tax regulations and enhance benefits.

     Related Entities - These are affiliated companies which have approved the Plan and are accepted for participation by the Board of Directors of the Company's managing partner, Taub-Co.

     Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the one year probationary period. An individual who is employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 1998 and 1997, there were 1,414 and 1,310 participants, respectively, in the Plan.

     Basic Employee Contributions - A participant who elects to contribute to the Plan may make basic contributions from 3% to 14% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Voluntary participant contributions in excess of the basic contribution are not permitted. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans at the discretion of the Plan's administrative committee. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

     Employer Contributions - A monthly employer contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is the following percentage of compensation:

                  Basic                               Employer
               Contribution                         Contribution
                Percentage                           Percentage

                    0%                                   2%
                    3                                    3
                    4                                    4
                    5                                    5
                    6                                    6
                7 or more                                7

The  Company   also  makes a  supplemental  employer  contribution  subject  to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


Vesting - Other than company contributions, participant account balances are 100% vested. Company contributions are vested as follows:


            Full Years
               of                                     Vesting
             Service                                 Percentage

                1                                         10%
                2                                         30
                3                                         50
                4                                         70
            5 or more                                    100

Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability while employed.

Forfeitures - Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions.

Allocations - Participants' accounts are valued daily.

Participant Loans - A participant may have a maximum of two loans, one obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances.

Withdrawals - Once during any 12 month period, a participant may withdraw an amount from his rollover or prior Trust balance. Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

Benefit Payments - A participant's account becomes payable as soon as the paperwork is submitted to the recordkeeper. Retirement benefits are payable in a lump-sum, fixed periodic payments, or an annuity, as selected by the participant. Other benefit payments are made in lump-sum distributions. All vested benefits transfer to beneficiaries upon death of the participant.

For a complete description of vesting and benefit provisions, reference should be made to the Plan document, which is available to all participants.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments - The investments of the Plan are stated at fair value, as determined by quoted market prices. For the year ended December 31, 1997, the Plan had an investment in Bankers Trust, a fixed income variable rate contract, which was stated at contract value. Contract value is cost plus accrued interest and approximates fair value. The rate for this contract at year end was 6.50%.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



     Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.

     Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

     Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.

3.   INVESTMENTS

     Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. With the exception of the investment in Taubman Centers, Inc. - a company stock fund and the Participant Loans, the following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category below, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.

                                                            December 31
                                                            -----------
                                                       1998             1997
                                                       ----             ----
     Investment Contract Funds:
            Vanguard Retirement Savings Trust
               (formerly Vanguard Investment
               Trust)                              $ 22,621,751    $19,809,867
            Other                                                      249,444
                                                   ------------    -----------
               Total Fixed Income Contracts        $ 22,621,751    $20,059,311

     Company Stock Fund -
               Taubman Centers, Inc.               $  1,508,615    $ 1,181,954

     Registered Investment Companies:
            Money Market Fund -
               Prime Portfolio                     $  3,011,093    $ 1,708,080
            Bond Fund -
               Long-Term Corporate Portfolio          1,582,941      1,116,718
            Balanced Fund -
               Wellington                            12,062,174     11,189,480
            Domestic Equity Funds -
               Explorer                               4,126,634      4,779,615
               500 Portfolio Index Trust             43,805,122     38,562,911
               U.S. Growth Fund                       6,306,121      4,230,273
               Other                                  5,547,735      2,028,704
            Foreign Equity Fund -
               International Growth                   2,809,113      2,286,776
            REIT Index Portfolio                      1,175,207      1,250,626
                                                   ------------    -----------
               Total Registered Investment
                   Companies                       $ 80,426,140    $67,153,183

         Participant Loans                            3,219,327      3,211,115
                                                   ------------    -----------
                                                   $107,775,833    $91,605,563
                                                   ============    ============

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


4.   FUND INFORMATION
     Contributions, distributions to participants and investment income by fund were as follows for the years ended December 31, 1998 and 1997. Investment options which comprise less than 5% of the Plan's total net assets available for benefits have been combined with funds having similar investment objectives.

                                                      Years Ended December 31
                                                      -----------------------
                                                      1998               1997
                                                      ----               ----
         Basic Employee Contributions:
            Fixed Income Contracts                 $  582,679       $  687,985
            Money Market Funds -
               Prime Portfolio                        153,965          192,631
            Bond Fund -
               Long-Term Corporate Portfolio           89,169          112,076
            Balanced Fund -
               Wellington                             464,763          486,516
            Domestic Equity Funds -
               Explorer                               206,143          251,913
               500 Portfolio Index Trust            1,234,631        1,256,752
               U. S. Growth Fund                      323,205          256,836
               Other                                  291,599          117,952
            Foreign Equity Fund -
               International Growth                   133,158          149,867
            REIT Index Portfolio                       72,771           59,475
            Company Stock Fund                        112,286           92,024
                                                   ----------       ----------
         Total                                     $3,664,369       $3,664,027
                                                   ==========       ==========

         Employer Contributions:
            Fixed Income Contracts                 $  475,056       $  573,861
            Money Market Funds -
               Prime Portfolio                        135,481           23,601
            Bond Fund -
               Long-Term Corporate Portfolio           71,826           68,883
            Balanced Fund -
               Wellington                             325,525          312,163
            Domestic Equity Funds -
               Explorer                               156,811          200,665
               500 Portfolio Index Trust              908,352          904,679
               U. S. Growth Fund                      220,117          155,943
               Other                                  184,661           47,840
            Foreign Equity Fund -
               International Growth                    98,750          110,254
            REIT Index Portfolio                       37,288           32,337
            Company Stock Fund                         68,337           61,562
                                                   ----------       ----------
         Total                                     $2,682,204       $2,491,788
                                                   ==========       ==========

         Investment Income:
            Fixed Income Contracts                 $1,211,172       $1,231,856
            Money Market Funds -
               Prime Portfolio                        115,228          103,344
            Bond Fund -
               Long-Term Corporate Portfolio          121,198           78,019

     THE TAUBMAN COMPANY AND RELATED ENTITIES
     EMPLOYEE RETIREMENT SAVINGS PLAN


4.   FUND INFORMATION  - CONTINUED


                                                      Years Ended December 31
                                                      1998               1997
                                                      ----               ----

            Balanced Fund -
                Wellington                          1,452,877        1,120,691
            Domestic Equity Funds -
                Explorer                               47,918          604,996
                500 Portfolio Index Trust           1,652,712        1,399,798
                U. S. Growth Fund                     733,635          247,559
                Other                                 171,543           87,383
            Foreign Equity Fund -
                International Growth                  105,124          170,088
            REIT Index Portfolio                        1,980          108,234
            Company Stock Fund                        100,876           90,112
            Participant Loans                         278,514          268,858
                                                   ----------       ----------
          Total                                    $5,992,777       $5,510,938
                                                   ==========       ==========

          Net appreciation (depreciation) in
          fair value of Investments:
             Bond Fund -
                Long-Term Corproate Portfolio    $     3,670        $   51,335
             Balanced Fund -
                Wellington                           (93,879)        1,000,928
             Domestic Equity Funds -
                Explorer                             118,415            68,004
                500 Portfolio Index Trust          8,647,790         8,018,979
                U. S. Growth Fund                  1,181,193           394,364
                Other                                523,036            44,054
             Foreign Equity Fund -
                International Growth                 309,598           (84,268)
             REIT Index Portfolio                   (229,927)          107,824
             Company Stock Fund                       66,824             1,177
                                                 -----------        ----------
           Total                                 $10,526,720        $9,602,397
                                                 ===========        ==========

           Deductions:
             Fixed Income Contracts              $1,075,509         $1,077,234
             Money  Market  Funds -
                Prime Portfolio                     514,828            200,743
             Bond Fund -
                Long-Term Corporate Portfolio       116,469             14,924
             Balanced Fund -
                Wellington                          878,610            579,341
             Domestic Equity Funds -
                Explorer                            347,039            573,500
                500 Portfolio Index Trust         2,422,376          3,373,136
                U. S. Growth Fund                   621,224             94,539
                Other                               200,119             25,281
             Foreign Equity Funds -
                International Growth                149,122             41,569
             REIT Index Portfolio                   149,362             99,134
             Company Stock Fund                      82,475             26,500
             Participant Loans                      116,856            293,944
                                                 ----------         ----------
           Total                                 $6,673,989         $6,399,845
                                                 ==========         ==========

     THE TAUBMAN COMPANY AND RELATED ENTITIES
     EMPLOYEE RETIREMENT SAVINGS PLAN


4.   FUND INFORMATION  - CONTINUED

     In accordance with the Plan, participants investing in Taubman Centers, Inc. receive units of the stock rather than shares. The following is information regarding value per unit:


                                                            1998        1997
                                                            ----        ----

     Participant Unit Data
          Taubman Centers, Inc. -
                 Quarter ended March 31
                     Plan number of units
                       outstanding                        107,691      100,595
                     Net asset value per unit               11.17        11.14

                 Quarter ended June 30
                     Plan Number of units
                       outstanding                        116,030      107,451
                     Net asset value per unit               12.17        11.34

                 Quarter ended September 30
                     Plan number of units
                       outstanding                        127,237      105,247
                     Net asset value per unit               11.95        10.95

                 Quarter ended December 31
                     Plan number of units
                       outstanding                        128,393      106,387
                     Net asset value per unit               11.75        11.11

5.   TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6.   INTERNAL REVENUE SERVICE STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under
     Section 501(a) of the Code. In management's opinion, the Plan continues to be administered in accordance with the requirements of such sections.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                                         Employer Number   38-3081510
AS OF DECEMBER 31, 1998                                                                           Plan Number               001
-------------------------------------------------------------------------------------------------------------------------------

NAME OF ISSUER       DESCRIPTION OF INVESTMENTS              COST      CURRENT VALUE

*  Vanguard         500 Portfolio Index Trust
                      Stock Fund                        $22,966,181    $ 43,805,122
*  Vanguard         Retirement Savings Trust             22,621,751      22,621,751
*  Vanguard         Wellington, Stock and Bond
                      Balanced Fund                      10,306,343      12,062,174
*  Vanguard         Explorer, Stock Fund                  3,695,932       4,126,634
*  Vanguard         Extended Market Index Trust,
                      Stock Fund                            761,170         732,456
*  Vanguard         Growth Index Trust, Stock Fund        2,738,709       3,428,064
*  Vanguard         Prime Portfolio, Money
                      Market Fund                         3,011,093       3,011,093
*  Vanguard         Long-Term Corporate Portfolio
                      Bond Fund                           1,536,618       1,582,941
*  Taubman Centers,
     Inc.           Company Stock Fund                    1,320,846       1,508,615
*  Vanguard         International Growth, Stock Fund      2,522,259       2,809,112
*  Vanguard         U.S. Growth, Stock Fund               4,839,854       6,306,121
*  Vanguard         Small Cap, Stock Fund                 1,480,580       1,387,216
*  Vanguard         REIT Index Portfolio, Real
                      Estate Fund                         1,343,736       1,175,207
*  Loans to 398
     participants   Participant borrowings against their
                      individual account balances,
                      interest rates from 6.75% to
                      12.0% and maturing through
                      December 2008                       3,219,327       3,219,327
                                                        -----------    ------------
Total                                                   $82,364,399    $107,775,833
                                                        ===========    ============



   Note - Cost includes accrued interest
*  Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



ITEM 27d - SCHEDULE OF REPORTABLE  TRANSACTIONS                                                    Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 1998                                                                                  Plan Number 001
-----------------------------------------------------------------------------------------------------------------------------
Security  transactions  which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:

 Name of                Description                 No. of           Purchase      Selling          Cost of          Net Gain
 Issuer                  of Asset                 Transactions         Price**      Price**          Asset *          (Loss)

Vanguard           Retirement Savings Trust           147           $27,264,195
Vanguard           Retirement Savings Trust           157                         $3,963,417       $3,963,417      $       -0-
Vanguard           Index Trust 500                    137             5,722,230
Vanguard           Index Trust 500                    157                         10,077,691       6,296,569        3,781,122
Vanguard           Wellington Fund                     90             3,293,650
Vanguard           Wellington Fund                    125                          2,429,442       1,898,891          530,551
Vanguard           VMMR - Prime Portfolio             123             3,356,418
Vanguard           VMMR - Prime Portfolio             103                          2,053,405       2,053,405              -0-
Vanguard           U.S. Growth                         86             3,453,362
Vanguard           U.S. Growth                         99                          2,879,379       2,489,017          390,362



   * Cost includes accrued interest.
 ** Current value of asset on transaction date.

                                                      SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 25th day of June, 1999.


                                   THE TAUBMAN COMPANY AND RELATED
                                   ENTITIES EMPLOYEE RETIREMENT
                                   SAVINGS PLAN



                                   By:  Vanguard Fiduciary Trust Company,
                                        as Trustee:


                                   By: /s/  Dennis Simmons
                                   ---------------------------------------


                                   Its:  Secretary
                                   ---------------------------------------

                                                    EXHIBIT INDEX


     Exhibit
     Number                   Description

     23             --    Consent of Deloitte & Touche LLP